UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37796

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Exact name of registrant as specified in its charter)

6325 Digital Way, Suite 460

Indianapolis, Indiana 46278

(765) 828-2580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share (the “Common Stock”)

Warrants for Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1
Warrants for Common Stock: 35

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

Date: November 1, 2022	By:	/s/ Erin J. Roth
	Name:	Erin J. Roth
	Title:	Executive Vice President, General Counsel